Bank of New York Mellon / SBSD CIK # **0001878049**

Additional Information for Questions 13(A) & 13(B)

SMARSH is a third-party vendor tool used for e-communication surveillance. It runs on Enterprise Archive and Enterprise Supervision, which is the application where the retention and surveillance activities occur.

1. The Bank of New York Mellon uses Clearstream as an independent, tri-party custodian. It is one of several independent custodians that The Bank of New York Mellon counterparties may select when segregating initial margin in connection with uncleared derivatives transactions.
2. The Bank of New York Mellon uses JP Morgan as an independent, tri-party custodian. It is one of several independent custodians that The Bank of New York Mellon counterparties may select when segregating initial margin in connection with uncleared derivatives transactions.
3. The Bank of York Mellon uses Euroclear as both an independent tri-party custodian for segregating initial margin for its counterparties in connection with uncleared derivatives transaction and as its tri-party agent when it is required to post collateral to counterparties for uncleared derivatives transactions.

Additional Information for Question #14

The Bank of New York Mellon is a wholly owned subsidiary of The Bank of New York Mellon Corporation (‘BNY Mellon Corp’). As the parent company, BNY Mellon Corp is the sole shareholder, and therefore has a controlling interest in the Bank of New York Mellon and the ability to control its management and operations.